Filed Pursuant to Rule 433

Registration No. 333-289302

ENTERGY CORPORATION

$1,500,000,000

Junior Subordinated Debentures due December 15, 2056 (Series 2026A) (the “Series 2026A Junior Subordinated Debentures”)

Junior Subordinated Debentures due December 15, 2058 (Series 2026B) (the “Series 2026B Junior Subordinated Debentures” and, together with the Series 2026A Junior Subordinated Debentures, the “Junior Subordinated Debentures”)

Final Terms and Conditions

August 4, 2026

These final terms and conditions relate only to the Junior Subordinated Debentures and should be read together with Entergy Corporation’s preliminary prospectus supplement dated August 4, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated August 6, 2025 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Entergy Corporation

Security Type:	Junior Subordinated Debenture (SEC Registered)

Expected Ratings(1):	Baa3 (stable outlook) by Moody’s Investors Service, Inc. BBB- (stable outlook) by S&P Global Ratings

Trade Date:	August 4, 2026

Settlement Date (T+3)(2):	August 7, 2026

Principal Amount:

Series 2026A Junior Subordinated Debentures:	$750,000,000

Series 2026B Junior Subordinated Debentures:	$750,000,000

Interest Rate:

Series 2026A Junior Subordinated Debentures:	The Series 2026A Junior Subordinated Debentures will bear interest (i) from and including the date of original issuance to but not including December 15, 2036 at an annual rate of 6.500% and (ii) from and including December 15, 2036 during each Interest Reset Period (as defined in the Preliminary Prospectus Supplement) at an annual rate equal to the Five-Year Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement), plus 1.877%; provided, that the interest rate borne by the Series 2026A Junior Subordinated Debentures during any Interest Reset Period will not reset below 6.500% (which is the initial interest rate on the Series 2026A Junior Subordinated Debentures)

Series 2026B Junior Subordinated Debentures:	The Series 2026B Junior Subordinated Debentures will bear interest (i) from and including the date of original issuance to but not including December 15, 2033 at an annual rate of 6.500% and (ii) from and including December 15, 2033 during each Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 2.030%; provided, that the interest rate borne by the Series 2026B Junior Subordinated Debentures during any Interest Reset Period will not reset below 6.500% (which is the initial interest rate on the Series 2026B Junior Subordinated Debentures)

Optional Deferral:	Maximum of 10 consecutive years per deferral

Interest Payment Dates:	June 15 and December 15 of each year

First Interest Payment Date:	December 15, 2026

Final Maturity Date:

Series 2026A Junior Subordinated Debentures:	December 15, 2056

Series 2026B Junior Subordinated Debentures:	December 15, 2058

Optional Redemption Terms:	In whole or in part (i) on any day in the period commencing on the date falling 90 days prior to the applicable First Interest Reset Date (as defined in the Preliminary Prospectus Supplement) and ending on and including the applicable First Interest Reset Date and (ii) after the applicable First Interest Reset Date, on any interest payment date, at 100% of the principal amount of the series of Junior Subordinated Debentures being redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date

Call for Tax Deductibility Event:	In whole but not in part, at 100% of the principal amount of the series of Junior Subordinated Debentures being redeemed plus accrued and unpaid interest thereon to the redemption date

Call for Tax Credit Event:	In whole but not in part, at 101% of the principal amount of the series of Junior Subordinated Debentures being redeemed plus accrued and unpaid interest thereon to the redemption date (provided, that notice of such redemption may be issued no later than February 7, 2027, for a redemption no less than 10 days after such notice)

Call for Rating Agency Event:	In whole but not in part, at 102% of the principal amount of the series of Junior Subordinated Debentures being redeemed plus accrued and unpaid interest thereon to the redemption date

Price to Public:

Series 2026A Junior Subordinated Debentures:	100.000% of the principal amount

Series 2026B Junior Subordinated Debentures:	100.000% of the principal amount

Net Proceeds After Underwriting Discount and Before Expenses:	$1,485,000,000

CUSIP / ISIN:

Series 2026A Junior Subordinated Debentures:	29364G AT0 / US29364GAT04

Series 2026B Junior Subordinated Debentures:	29364G AU7 / US29364GAU76

Joint Book-Running Managers:

BNP Paribas Securities Corp.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

BofA Securities, Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

(1)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Rating outlook is assigned at the issuer level and not to individual securities and may be subject to revision at any time.

(2)

It is expected that delivery of the Junior Subordinated Debentures will be made on or about August 7, 2026, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Junior Subordinated Debentures more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Junior Subordinated Debentures will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Junior Subordinated Debentures who wish to trade the Junior Subordinated Debentures more than one business day prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (ii) J.P. Morgan Securities LLC collect at 1-212-834-4533, (iii) Mizuho Securities USA LLC toll-free at 1-866-271-7403, (iv) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, or (v) MUFG Securities Americas Inc. toll-free at 1-877-649-6848.